SO 3/22/04

RECEIVED MAR 1 2004 158 SEC MAIL PROCESSING SECTION WASH, D.C.

04016457

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4701 No. Federal Highway
(No. and Street)

Lighthouse Point, Florida 33064
(City) (State) (Zip Code)

VIRGINIA MARY MOORE Comm# DD022808 Expires 7/6/2007 Bonded thru (800)432-4254 Florida Notary Assn., Inc

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Perkins 954-788-7702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, FL 32746
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/29

OATH OR AFFIRMATION

I, Paul Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Virginia Mary Moore

VIRGINIA MARY MOORE
Comm# DD0222808
Expires 7/6/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Notary Public

Paul B. Perkins
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AMERICAN SECURITIES GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Stockholders
American Securities Group, Inc.

I have audited the accompanying statement of financial condition of American Securities Group, Inc., a wholly-owned subsidiary of Invest.com Holdings, Inc. as of December 31, 2003, and the related statements of income, changes in retained equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Group, Inc., a wholly-owned subsidiary of Invest.com Holdings, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 26, 2004

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

American Securities Group, Inc.
Statement of Financial Condition
December 31, 2003

		2003
ASSETS		
Cash and cash equivalents	$	245,003
Cash deposits with clearing brokers		302,149
Due from clearing broker		9,146
Goodwill		18,333
Other assets		1,685
Total assets	$	576,316
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	180,115
Due to parent		5,990
Total liabilities		186,105
Stockholders' equity:		
Common stock, no par value; 1,500 shares authorized, 1,500 shares issued and outstanding		338,867
Retained earnings		51,344
Total stockholder's equity		390,211
Total liabilities and stockholders' equity	$	576,316

The accompanying notes are an integral part of these financial statements.

American Securities Group, Inc.
Statement of Income
For the Year Ended December 31, 2003

		2003
Revenues:		
Wrap fee income	$	1,755,103
Commissions		93,464
Interest income		803
Total revenue		1,849,370
Expenses:		
Clearing and execution costs		1,204,126
Other general and administrative		486,000
Commissions, salaries and benefits		28,208
Total expenses		1,718,334
Net income before federal and state taxes		131,036
Provision for federal and state income taxes		(50,000)
Net income	$	81,036

The accompanying notes are an integral part of these financial statements.

American Securities Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Capital Stock		Retained	Total Shareholders'
	Shares	Amount	Earnings	Equity
Balance at December 31, 2002	1,500	$ 338,867	$ (29,692)	$ 309,175
Net income	-	-	81,036	81,036
Balance at December 31, 2003	1,500	$ 338,867	$ 51,344	$ 390,211

The accompanying notes are an integral part of these financial statements.

American Securities Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flow from operating activities:	
Net income	$ 81,036
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase or decrease in assets and liabilities:	
Increase in deposits with clearing brokers	(252,149)
Increase in due from clearing broker	(4,709)
Increase in other assets	(1,589)
Increase in accounts payable and accrued expenses	180,115
Decrease in due to parent	(27,800)
Total cash used in operating activities	(25,096)
Net increase in cash	(25,096)
Cash and cash equivalents, beginning of year	270,099
Cash and cash equivalents, end of year	$ 245,003
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN SECURITIES GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ORGANIZATION

American Securities Group, Inc. (the "Company") was incorporated on May 26, 1999 in the state of Delaware. On June 14, 2001, the Company changed its name from Internet Invest.com, Inc. The Company became a wholly-owned subsidiary of Invest.com Holdings, Inc. (the "Parent") as of January 3, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company is also a registered investment advisor.

The Company operates an office in Lighthouse Point, Florida. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. and First Clearing Corporation (the "Clearing Brokers"). The Company's sources of revenue are derived from unsolicited brokerage transactions, online trading for corporate and individual clients and investment advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTIG POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Cash deposit with clearing brokers - Cash deposits with Clearing Brokers consist of funds on deposit with the Clearing Brokers pursuant to a clearing agreements. The agreements require the Company to maintain a minimum of $300,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit. At December 31, 2003, the Company had $302,149 in its clearing deposit accounts.

Due from clearing brokers – Due from Clearing Brokers represents commissions and other monies due the Company from the Clearing Brokers. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual results.

Revenue recognition – The Company recognizes revenues from commissions as they are earned.

Goodwill – Goodwill represents the excess of cost of acquiring Mag Raydon Capital Group, Inc. during the year ended December 31, 2000, over the fair value of its net assets at the date of acquisition and, prior to January 1, 2002, was amortized on the straight-line basis over five (5) years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of liability calculated is applied to the payable due to its Parent. For the year ended December 31, 2002, the Company recorded an income tax liability of $50,000.

Fair value of financial instruments – All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with its Parent. The Company entered into a management agreement with the Parent on September 1, 2000, requiring payment of $2,000 per month for its portion of combined expenses. The agreement expired on August 31, 2001 and has been automatically renewed on a yearly basis every year since that date. The agreement may be cancelled at any time by the mutual written approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2003, the Company recorded management fees of $24,000.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Brokers. The Clearing Brokers are responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Brokers may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Brokers.

5. CONTINGENCIES

The Company maintains cash balances at a large national bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company maintains accounts with several stock brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($12,407 at December 31, 2003), or $50,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $355,989. Consequently, the Company had excess net capital of $305,989.

At December 31, 2003, the percentage of aggregate indebtedness to net capital was 52.3% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2002 amended FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 changed primarily due to the recording of additional wrap-fee revenue and expenses.

American Securities Group, Inc.
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total members' equity qualified for net capital		$ 390,211
Deductions:		
Non-allowable assets:		
Receivable from third party clearing broker	$ 9,146	
Other	20,018	
Total non-allowable assets		(29,164)
Net capital before haircuts and securities positions		361,047
Haircuts:		
Money market funds	5,058	
		(5,058)
Net capital		355,989
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	12,407	
Minimum dollar net capital requirement of reporting broker dealer	50,000	
Net capital requirement (greater of above two minimum requirement amounts)		50,000
Net capital in excess of required minimum		$ 305,989
Excess net capital at 1000%		$ 337,379
Total aggregate indebtedness included in Statement of Financial Condition		$ 186,105
Percentage of aggregate indebtedness to net capital		52.28%

RECONCILIATION:

Net capital, per page 10 of the December 31, 2003 unaudited amended Focus Report, as filed	$ 349,219
Net audit adjustments	6,770
Net capital, per December 31, 2003 audited report, as filed	$ 355,989

The accompanying notes are an integral part of these financial statements

AMERICAN SECURITIES GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2003

American Securities Group, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. American Securities Group, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Securities Group, Inc.

In planning and performing my audit of the financial statements of American Securities Group, Inc., a wholly-owned subsidiary of Invest.com Holdings, Inc., (the "Company") for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Petroff, CPA, P.A.

February 26, 2004